As filed with the Securities and Exchange Commission on July 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
QAD INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Stock Appreciation Rights Relating to Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
74727D108
(CUSIP Number of Class of Securities underlying Common Stock)
Daniel Lender
Executive Vice President and Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:

Blase Dillingham, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Boulevard Los Angeles, CA 90064-1614	Angelee J. Harris, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,828,100	$157.81

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that both options to purchase and stock settled appreciation rights relating to an aggregate of 4,339,773 shares of common stock of QAD Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $2,828,100 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of June 11, 2009.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the aggregate transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 157.81	Filing Party: QAD Inc.
Form or Registration No.: 005-57385	Date Filed: June 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     EXPLANATORY NOTE
     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 17, 2009, as amended by Amendment No. 1 filed on June 24, 2009 (“Amendment No. 1”) and Amendment No. 2 filed on July 9, 2009 (“Amendment No. 2”), relating to an offer by QAD Inc., a Delaware corporation (together with its subsidiaries, the “Company”, “QAD”, “we”, “our” or “us”), to certain employees, subject to specified conditions to exchange some or all of their outstanding stock options (“Options”) and stock-settled stock appreciation rights (“SARs”) relating to the Company’s common stock, par value $0.001 per share, in exchange for new stock-settled stock appreciation rights (the “New SARs”) pursuant to the terms and conditions of the Offer to Exchange Certain Stock Options and Stock Appreciation Rights (the “Exchange Offer”) originally filed as Exhibit 99.(a)(1)(A) to the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2.
     All capitalized terms used in this Amendment No. 3 without definition have the meanings given them in the Exchange Offer. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, unaffected items are not included herein. Except as specifically provided herein, the information contained in the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 remains unchanged and this Amendment No. 3 should be read in conjunction with the Schedule TO and Amendment No. 1 and Amendment No. 2.
     The items to the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEMS 1, 4, 6 and 7 as well as the various Exhibits to the Schedule TO.
(1) The Exchange Offer is extended to, and will expire at 9:00 p.m., Pacific time on August 12, 2009.
(2) All references to the Expiration Date set forth in the Offer to Exchange Certain Stock Options and Stock Appreciation Rights (the “Exchange Offer”) originally filed as Exhibit 99.(a)(1)(A) are hereby amended to reflect the Expiration Date as of 9:00 p.m., Pacific time on August 12, 2009.
In addition, the Exchange Date, the Cancellation Date, and Grant Date, which refer to the first business day following the Expiration Date, is each now anticipated to be August 13, 2009 and all references to those dates in the Exchange Offer are hereby amended to refer to August 13, 2009.
(3) All references to “July 15, 2009” or the “Expiration Date” or the “closing date” set forth in Exhibit 99.(a)(1)(B), Exhibit 99.(a)(1)(C), Exhibit 99.(a)(1)(D), Exhibit 99.(a)(1)(E), Exhibit 99.(a)(1)(F), Exhibit 99.(a)(1)(G), Exhibit 99.(a)(1)(K), are hereby amended to August 12, 2009.
(4) All references to the Exchange Date, Cancellation Date, Grant Date or “July 16, 2009” set forth in Exhibit 99.(a)(1)(D), Exhibit 99.(a)(1)(E), Exhibit 99.(a)(1)(F), and Exhibit 99.(a)(1)(K) are hereby amended to August 13, 2009.
(5) All references to “July 21, 2009” or the date QAD anticipates notifying participants of the terms of details of the New SARs as set forth in Exhibit 99.(a)(1)(K) are hereby amended to August 18, 2009.
ITEM 12.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits: Exhibit Number 99.(a)(1)(N), Exhibit Number 99.(a)(1)(O) and Exhibit Number 99.(a)(1)(P). See the Index of Exhibits below.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.
By:	/s/ Daniel Lender
	Name:	Daniel Lender
	Title:	EVP and Chief Financial Officer

Dated: July 16, 2009

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated June 17, 2009.
99.(a)(1)(B)*	Form of email accompanying distribution of the Exchange Offer.
99.(a)(1)(C)*	Form of confirmation of receipt emails of election to participate in or withdrawal from the Exchange Offer.
99.(a)(1)(D)*	Form of reminder emails.
99.(a)(1)(E)*	Screen shots of Exchange Offer website (which includes the means for holders to elect to participate in or withdraw from the Exchange Offer).
99.(a)(1)(F)*	Transcript and slide presentation of explaining the Exchange Offer.
99.(a)(1)(G)*	Press release announcing commencement of Exchange Offer.
99.(a)(1)(H)*	QAD Inc. Annual Report on Form 10-K for its fiscal year ended January 31, 2009, filed with the Securities Exchange Commission on April 14, 2009 and incorporated herein by reference.
99.(a)(1)(I)*	QAD Inc. Quarterly Report on Form 10-Q for its quarter ended April 30, 2009, filed with the Securities Exchange Commission on June 10, 2009 and incorporated herein by reference.
99.(a)(1)(J)*	Email from Susan Turner, Director Global Tax, to employees of QAD.
99.(a)(1)(K)*	Form of emails to be distributed on the Exchange Date.
99.(a)(1)(L)*	Form of email from Pam Fack to be distributed to holders giving them individual grant details and access to New SAR agreement.
99.(a)(1)(M)*	Email from Susan Turner, Director Global Tax, to employees of QAD India Private Limited.
99.(a)(1)(N)	Press release announcing extension of Exchange Offer.
99.(a)(1)(O)	Form of email announcing extension of Exchange Offer.
99.(a)(1)(P)	Form of email regarding the extension of the Exchange Offer.
99.(b)	Not applicable.
99.(d)(1)	1997 Stock Incentive Program, filed as Exhibit 10.2 to QAD Inc. Registration Statement on Form S-1 filed with the Securities Exchange Commission on June 3, 1997 and incorporated herein by reference.
99.(d)(2)	2006 Stock Incentive Program, filed as Exhibit 4.4 to QAD Inc. Form S-8 filed with the Securities Exchange Commission on September 19, 2006 and incorporated herein by reference.
99.(d)(3)	Amendment No. 2 to 2006 Stock Incentive Program, filed as Exhibit 4.5 to QAD Inc. Form S-8 filed with the Securities and Exchange Commission on June 19, 2009.
99.(d)(4)*	Form of agreement to be issued representing the New SARs.
99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously Filed.

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